UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Qiao Yang	With a copy to:
Fosun Industrial Co., Limited	Brian Spires
Level 54	Baker & McKenzie LLP
Hopewell Centre	Suite 3401, China World Tower 2
183 Queen’s Road East	China World Trade Center
Hong Kong	1 Jianguomenwai Dajie
China (86)(21) 2313 8185	Beijing 100004, PRC +86 10 6535 3928

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1.	Names of Reporting Persons Fosun Industrial Co., Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO (see Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,157,163 (1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 3,157,163 (1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,157,163(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 18.5%(3)

14.	Type of Reporting Person CO

(1) Number of shares is the number of shares of the Issuer’s common stock, par value $0.01.

(2) Fosun Industrial is a party to a Support Agreement (as defined below in Item 4), dated February 17, 2014, with the Separately Filing Persons (as defined below in Item 4), among other parties, which agreement contains, among other things, certain voting agreements and limitations on the sale of Common Shares owned by Fosun Industrial and the Separately Filing Persons. As a result, Fosun Industrial may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of Fosun Industrial and the Separately Filing Persons. Common Shares listed as beneficially owned by Fosun Industrial exclude Common Shares held by any of the Separately Filing Persons, in each case as to which Fosun Industrial disclaims beneficial ownership.

(3) The percent of class reported is based on 17,081,744 shares of the Issuer’s Common Stock outstanding as of April 10, 2014 as provided in the Amended Merger Agreement (as defined below).

This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 17, 2010 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the common stock, par value $0.01 per share, of Chindex International, Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed with the SEC on July 7, 2010, Amendment No. 2 to the Original 13D filed with the SEC on July 30, 2010, Amendment No. 3 to the original 13D filed with the SEC on August 3, 2010, Amendment No. 4 to the Original 13D filed with the SEC on August 27, 2010 and Amendment No.5 to the Original 13D filed with the SEC on February 18, 2014.  Unless otherwise stated herein, the Original 13D as amended by Amendments Nos. 1, 2, 3, 4 and 5 remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 2. Identity Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by Fosun Industrial, a corporation organized under the laws of Hong Kong, China, pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act.

The principal business address of Fosun Industrial is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, China.

•    Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as import and export business. Fosun Industrial is a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”);

•    Fosun Pharma is a leading Chinese pharmaceutical company listed on The Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited. Fosun Pharma focuses on pharmaceutical manufacturing and research and development, pharmaceutical distribution and retail, healthcare services and medical diagnosis and medical devices. Fosun Pharma is a subsidiary of, and is beneficially held approximately 39.83% by Shanghai Fosun High Technology (Group) Co., Ltd. (“Fosun High Technology”);

•    Fosun High Technology is principally engaged in insurance, industrial operations, investment and asset management in China. Fosun High Technology is a wholly-owned subsidiary of Fosun International Limited (“Fosun International”);

•    Fosun International is principally engaged in businesses including insurance, industrial operations, investment and asset management. Fosun International is a Hong Kong company, the ordinary shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 79.03% by Fosun Holdings Limited (“Fosun Holdings”);

•    Fosun Holdings is a holding company without any substantive operations. Fosun Holdings is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”); and

•    Fosun International Holdings is a holding company without any substantive operations. Guo Guangchang controls Fosun International Holdings and could therefore be deemed as the beneficial owner of the Common Stock held by Fosun Industrial.

The place of organization, principal business address and principal business of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is also set forth in Exhibit 99.1.

Fosun Industrial may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of Fosun Industrial and the Separately Filing Persons (as defined below in Item 4). It is Fosun Industrial’s understanding that the Separately Filing Persons are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4                             Purpose of Transaction

This Amendment amends and restates the last two paragraphs of Item 4 of the Amendment No. 5 to the Original 13D filed with the SEC on February 18, 2014 in their entirety as set forth below:

“Revised Proposal

In response to a definitive proposal from a financial bidder received by a committee of independent directors of the board of directors of the Issuer (the “Transaction Committee”) that the Transaction Committee determined to be a “Superior Proposal” under the Merger Agreement, Parent submitted a revised proposal to the Issuer just before midnight on April 17, 2014 in a letter addressed to the members of the Transaction Committee (the “Revised Proposal”).  Pursuant to the Revised Proposal, Parent proposed to acquire all of the outstanding Common Shares, other than the Common Shares to be contributed to Parent by the Rollover Investors and the additional rollover stockholders, at a price of $24.00 per share in cash.

Amended Merger Agreement

In connection with the Revised Proposal, on April 18, 2014, the Issuer entered into an amended and restated agreement and plan of merger (the “Amended Merger Agreement”) with Parent and Merger Sub, pursuant to which the terms of the Merger Agreement were amended to provide that, among other things, (i) the outstanding Common Shares (excluding (A) any Common Shares held by any of Parent, Merger Sub and any other subsidiary of Parent, including each Common Share contributed to Parent by the Rollover Investors and each Common Share contributed to Parent by the additional rollover stockholders and Common Shares held in the treasury of the Issuer or owned by any subsidiary of the Issuer and (B) any Common Shares held by a dissenting shareholder of the Issuer who shall have complied with the provisions of Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to $24.00 per Common Share, without any interest thereon, and (ii) the consummation of the Merger by the Sponsor is no longer subject to the approval of the stockholders of Fosun Pharma, the parent of Fosun Industrial (the “Fosun Stockholder Approval”).

Support Agreement Side Letter

In connection with the Revised Proposal, on April 18, 2014, the Sponsor, Ms. Lipson and Fosun Industrial entered into a side letter (the “Support Agreement Side Letter”), pursuant to which the parties agreed to amend certain of the terms of the shareholders agreement to be entered into pursuant to the Support Agreement to reflect the terms set forth in Exhibit A to the Support Agreement Side Letter.

Limited Guarantee Termination Agreement

In connection with the Revised Proposal, on April 18, 2014, Fosun Industrial entered into a termination agreement to the limited guarantee (the “Limited Guarantee Termination Agreement”) with the Issuer, pursuant to which the Limited Guarantee was terminated with immediate effect.

Amended and Restated Equity Commitment Letter

In connection with the Revised Proposal, on April 18, 2014, Fosun Industrial entered into an amended and restated equity commitment letter (the “Amended and Restated Equity Commitment Letter”) with the Issuer, pursuant to which the terms of the Equity Commitment Letter were amended to provide that, among other things, Fosun Industrial will commit to invest $159,000,000 in Parent to fund the Merger. The funding of Fosun Industrial’s commitment to Parent is subject to (i) the Fosun Stockholder Approval, (ii) the due execution and delivery of the Amended Merger Agreement by the Issuer, (iii) the satisfaction or waiver of each of the conditions to Parent’s and Merger Sub’s obligations to effect the closing set forth in Sections 7.1 and 7.2 of the Amended Merger Agreement, and (iv) the substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement.

New Waiver Agreement

In connection with the Revised Proposal, on April 18, 2014, Fosun Industrial entered into a new waiver agreement (the “New Waiver Agreement”) with the Issuer, pursuant to which certain actions, including (i) the execution and performance of the Amended Merger Agreement, (ii) the execution and performance of the Support Agreement Side Letter, (iii) the execution and performance of the Amended and Restated Equity Commitment Letter, (iv) the occurrence of the transactions contemplated in each of the foregoing, including, without limitation, the Merger, (v) the execution and performance of the Agreement by and among Parent, Sponsor and Fosun Industrial dated as of April 18, 2014 and (vi) the execution and performance of the other agreements and arrangements set forth in Section 5.8 of the amended and restated parent disclosure schedule to the Amended Merger Agreement shall not be a breach of the Stockholder Agreement dated as of June 14, 2010 between the Issuer, Fosun Industrial and Fosun Pharma. In addition, until such time as the Merger Agreement is terminated in accordance with its terms, Sections 2.1 and 2.2 of the Stockholder Agreement are waived to the extent that they require Fosun Industrial or Fosun Pharma to vote or grant a proxy with respect to any matter set forth in clauses (y) and (z) of Section 2.1(b)(ii) as would interfere with or prevent Fosun Industrial, Fosun Pharma or any of its affiliates from performing as required under the agreements or arrangements referred to in clauses (i) — (vi) above.

The Agreement by and among Parent, Sponsor and Fosun Industrial

In connection with the Revised Proposal, on April 18, 2014, Fosun Industrial, Parent and Sponsor entered into an agreement (the “Agreement by and among Parent, Sponsor and Fosun Industrial”), pursuant to which the funding of Fosun Industrial’s equity commitment to Parent (the “Fosun Commitment”), in accordance with the Amended and Restated Equity Commitment Letter, shall be subject to (i) the Fosun Stockholder Approval, (ii) the due execution and delivery of the Amended Merger Agreement by the Issuer, (iii) the satisfaction or waiver of each of the conditions to Parent’s and Merger Sub’s obligations to effect the closing set forth in Sections 7.1 and 7.2 of the Amended Merger Agreement, and (iv) the substantially simultaneous consummation of the Merger in accordance with the terms of the Amended Merger Agreement.

Pursuant to the Agreement by and among Parent, Sponsor and Fosun Industrial, if the Fosun Stockholder Approval is not obtained, Fosun Industrial and Sponsor shall, for a period of one month after Fosun Pharma’s stockholder meeting, discuss alternative arrangements relating to Fosun Industrial acquiring or investing in Parent on terms and conditions acceptable to each of them in their sole discretion.

In addition, pursuant to the Agreement by and among Parent, Sponsor and Fosun Industrial, if (i) the Merger is consummated and the Fosun Commitment or any alternative commitment is not funded in full for any reason, or (ii) the reverse termination fee under the Amended Merger Agreement becomes payable solely due to the breach of Fosun Industrial’s obligation to fund the Fosun Commitment, Fosun Industrial shall pay to Sponsor $30,834,000 (the “Fee”) after the effective time of the Merger or the termination of the Amended Merger Agreement, as applicable.

Fosun Industrial shall grant (or cause to be granted) to Sponsor a first priority security interest in all of its right, title and interest in, to the shares of the Issuer’s Common Stock beneficially owned by Fosun Industrial to secure its obligations to fund Fosun Commitment and to pay the Fee, pursuant to a share pledge agreement to be mutually agreed and entered into within 30 days of the Agreement by and among Parent, Sponsor and Fosun Industrial.

If the Merger is consummated and Fosun Commitment or any alternative commitment is not funded in full for any reason, Parent, Fosun Industrial and Sponsor agree that no shareholders agreement shall be entered into among them unless otherwise agreed; provided that (i) Sponsor and Fosun Industrial shall enter into an agreement reflecting the rights of Sponsor described under “Exit Provisions” of the term sheet attached to the Support Agreement, (ii) Sponsor shall grant Fosun Industrial the right to appoint one director to the board of directors of the general partner of Parent and (iii) Sponsor and Fosun Industrial shall discuss other minority rights of Fosun Industrial.

The Agreement by and among Parent, Sponsor and Fosun Industrial shall come into effect automatically on June 30, 2014.

Other than as described above, Fosun Industrial currently does not have any plans or proposals that relate to or would result in any action specified in Item 4 of this Schedule 13D. Fosun Industrial may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares beneficially owned by Fosun Industrial, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. The forgoing is subject to change at any time, and there can be no assurance that Fosun Industrial will take any of the actions set forth above.

References to and descriptions of the Merger Agreement, the Support Agreement, the Limited Guarantee, the Equity Commitment Letter, the Pipeline Letter of Commitment, the CML Agreement, the Service Fee Letter Agreement, the Waiver Agreement, the Amended Merger Agreement, the Support Agreement Side Letter, the Amended Limited Guarantee, the Amended Equity Commitment Letter, the New Waiver Agreement and the Agreement by and among Parent, Sponsor and Fosun Industrial set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the he Merger Agreement, the Support Agreement, the Limited Guarantee, the Equity Commitment Letter, the Pipeline Letter of Commitment, the CML Agreement, the Service Fee Letter Agreement, the Waiver Agreement, the Amended Merger Agreement, the Support Agreement Side Letter, the Amended Limited Guarantee, the Amended and Restated Equity Commitment Letter, the New Waiver Agreement and the Agreement by and among Parent, Sponsor and Fosun Industrial, which have been filed as Exhibits 99.8, 99.9, 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16, 99.17, 99.18, 99.19, 99.20 and 99.21 respectively, and are incorporated herein by reference.”

Item 5.                          Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Common Stock that are beneficially owned by Fosun Industrial as of April 17, 2014.

(b) See Items 7 through 10 of the cover pages to this Amendment for the number and percentage of Common Stock beneficially owned by Fosun Industrial as of April 17, 2014 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Except insofar as Mr. Guo Guangchang may be deemed to beneficially own the Common Stock held by Fosun Industrial, none of the directors and officers of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings or Fosun International Holdings beneficially owns any Common Stock.

Fosun Industrial disclaims beneficial ownership of the shares held by any of the Separately Filing Persons. The filing of this Amendment No.6 to Schedule 13D shall not be constructed as an admission that Fosun Industrial is, for the purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any of the Separately Filing Persons.

(c) During the 60 days preceding the filing of this Amendment, Fosun Industrial has not effected any transactions in the Common Shares of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not Applicable.

Item 7.                          Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 99.1	List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial (filed herein).

Exhibit 99.2

Stock Purchase Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

Exhibit 99.3

Stockholder Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

Exhibit 99.4

Waiver Agreement, dated as of June 15, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated herein by reference to Exhibit 99.4 to the Original 13D filed on June 17, 2010 by Fosun Industrial with the SEC).

Exhibit 99.5

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of the Original 13D (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Original 13D filed on July 7, 2010 by Fosun Industrial with the SEC).

Exhibit 99.6

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 1 to the Original 13D (incorporated herein by reference to Exhibit 99.6 to Amendment No. 2 to the Original 13D filed on July 30, 2010 by Fosun Industrial with the SEC).

Exhibit 99.7

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 2 to the Original 13D (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to the Original 13D filed on August 2, 2010 by Fosun Industrial with the SEC).

Exhibit 99.8

Agreement and Plan of Merger, dated February 17, 2014, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed on February 17, 2014).

Exhibit 99.9

Support Agreement, dated February 17, 2014, by and among the Rollover Investors, Ms. Elyse Silverberg, Mr. Lawrence Pemble, Parent and Sponsor (incorporated herein by reference to Exhibit 99.9 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.10

Limited Guaranty, dated February 17, 2014, between Fosun Industrial and the Issuer (incorporated herein by reference to Exhibit 99.10 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.11

Equity Commitment Letter, dated February 17, 2014, from Fosun Industrial to Parent (incorporated herein by reference to Exhibit 99.11 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.12

Pipeline Letter of Commitment, dated February 17, 2014, from Fosun Industrial to Parent (incorporated herein by reference to Exhibit 99.12 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.13

CML Letter, dated February 17, 2014, from Fosun Pharma to Parent (incorporated herein by reference to Exhibit 99.13 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.14

Service Fee Letter Agreement, dated February 17, 2014, from Parent to Fosun Industrial (incorporated herein by reference to Exhibit 99.14 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.15

Waiver Agreement, dated February 17, 2014, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated herein by reference to Exhibit 99.15 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.16

Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the SEC on April 21, 2014).

Exhibit 99.17	Support Agreement Side Letter, dated April 18, 2014, among Fosun Industrial, Sponsor and Roberta Lipson (filed herein).

Exhibit 99.18	Termination Agreement to the Limited Guarantee, dated April 18, 2014, between Fosun Industrial and the Issuer (filed herein).

Exhibit 99.19	Amended and Restated Equity Commitment Letter, dated April 18, 2014, from Fosun Industrial to the Issuer (filed herein).

Exhibit 99.20	New Waiver Agreement, dated April 18, 2014, between Fosun Industrial, Parent and Fosun Pharma (filed herein).

Exhibit 99.21	The Agreement, dated April 18, 2014, among Fosun Industrial, Parent and Sponsor (filed herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2014

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/Qiyu Chen
Qiyu Chen
Chairman of the Board of Directors